Filed by ActionPoint, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: Captiva Software Corporation

Commission File No.: 0-22292

The following are (i) a press release issued on April 17, 2002 by ActionPoint, Inc., a Delaware corporation, and (ii) a script for ActionPoint's First Quarter 2002 Conference Call held on April 17, 2002:

Forward Looking Statements

The following press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of ActionPoint. Forward-looking statements relating to expectations about future events or results are based upon information available to ActionPoint as of today's date. ActionPoint assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of ActionPoint or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while ActionPoint and Captiva have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary shareholder approvals or fail to satisfy any other conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of the two businesses; timely development, production and acceptance of the products and services contemplated by the proposed merger; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of ActionPoint and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of ActionPoint and the combined company to expand their operations; risks relating to litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of ActionPoint's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Actionpoint's report on Form 10-K for the fiscal year ended December 31, 2001, quarterly reports on Form 10-Q and current reports on Form 8-K.

i

FOR MORE INFORMATION CONTACT:

Steve Francis, President & CEO

(408) 325-3800

sfrancis@actionpoint.com

John Finegan, CFO

(408) 325-3311

jfinegan@ actionpoint.com

Charles Messman

Todd Kehrli

MKR Group, LLC

(310) 314-3800

cmessman@mkr-group.com

tkehrli@mkr-group.com

ACTIONPOINT ANNOUNCES FIRST QUARTER RESULTS

Continues Profitability in Traditionally Soft Quarter

SAN JOSE, Calif., Wednesday, April 17, 2002 - ActionPoint, Inc. (Nasdaq: ACTP) today announced operating results for its first quarter ended March 31, 2002.

First Quarter Highlights

  Announces intent to merge with Captiva Software.
  Revenues of $5.8 million, compared to $5.9 million in prior quarter.
  Net profit of $17,000.
  Third annual "Exchange" users' group meeting boasts record attendance

Revenues for the first quarter of 2002 were $5.8 million, representing a 2% decrease when compared to revenues of $5.9 million for the fourth quarter of 2001, and a decrease of 12% compared to $6.6 million for the first quarter last year. Operating expenses in the first quarter were $4.9 million compared to $4.7 million for the prior quarter and $5.9 million for the prior year. The increase in operating expenses compared to the prior quarter is primarily due to expenses connected with the company's largest annual trade show.

Net profit for the first quarter was $17,000, less than $.01 per share, compared to a net profit of $307,000, or $.07 per share in the fourth quarter of 2001 and a net loss of $315,000 or $.07 per share in the first quarter of 2001. Cash and short-term investments totaled $8.0 million at March 31, 2002 compared to $8.3 million at December 31, 2001.

"We are very happy with our first quarter results," said Steve Francis, ActionPoint's President and CEO. "We were able to drive revenue and control expenses to deliver continued profitability despite the unavoidable distractions of our planned merger with Captiva Software and expected seasonal softness in demand for our flagship InputAccel product."

"Our efforts to merge with Captiva continue to progress," continued Francis. "We are almost ready to file the necessary registration statement with the SEC (Form S-4) and the two executive teams continue to meet regularly to plan a smooth integration of business and operations. Both companies remain focused on growth through the profitable delivery of complete information capture systems to leading organizations around the world."

InputAccel users and partners from around the globe came to Chicago in early February for the third annual ActionPoint Exchange users' group meeting. The three-day event featured speakers from ActionPoint's key business partners, including keynotes from Kodak and IBM, and presentations from throughout the InputAccel customer base. The event provided an opportunity to learn more about the recently released InputAccel version 4.0 as well as insight into the roadmap for the next major release.

"The use of InputAccel continues to grow," concluded Francis. "This quarter we saw major system expansions by customers like Merck, the Georgia Department of Revenue and Signal Iduna, as well as purchases from new customers including the American Dental Association, National Life Insurance of Canada and Otsuka Pharmaceuticals."

About Actionpoint, Inc.

ActionPoint, Inc. (NASDAQ: ACTP), develops and markets software products and solutions that transform traditional business documents - such as paper, fax, and folders - into an accurate and timely flow of content, compatible with enterprise systems and the Internet. Its award-winning product, InputAccel® is the most comprehensive capture solution available today, incorporating XML and advanced forms processing technology. ActionPoint's Pixel Translations Division and its award winning ISIS® standard and PixTools® toolkits provide application developers full control of scanners and images - unleashing the power of even the most sophisticated devices. Today, over 1000 Global 2000 companies, government organizations, and application software developers use ActionPoint technology to cut costs, improve customer service, and increase productivity. For more information, visit the company's Web site at www.actionpoint.com.

Summary financial results for ActionPoint:

Please note: The foregoing press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of ActionPoint. Forward- looking statements relating to expectations about future events or results are based upon information available to ActionPoint as of today's date. ActionPoint assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of ActionPoint or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while ActionPoint and Captiva have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary shareholder approvals or fail to satisfy any other conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of the two businesses; timely development, production and acceptance of the products and services contemplated by the proposed merger; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of ActionPoint and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of ActionPoint and the combined company to expand their operations; risks relating to litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of ActionPoint's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, ActionPoint's report on Form 10-K for the fiscal year ended December 31, 2001, quarterly reports on Form 10-Q and current reports on Form 8-K.

ACTIONPOINT, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
(In thousands)

                                           March 31,      December 31,
                                               2002          2001
                                           -------------  -----------
                                           (Unaudited)
                       ASSETS
Current assets:
  Cash and cash equivalents ...............      $8,028       $8,325
  Accounts receivable, net.................       4,007        4,845
  Other current assets.....................       1,032          935
                                           -------------  -----------
    Total current assets...................      13,067       14,105

Property and equipment, net................         682          808
Other assets...............................         315          415
                                           -------------  -----------
                                                $14,064      $15,328
                                           =============  ===========

       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.........................        $367         $440
  Deferred revenue.........................       3,175        3,400
  Accrued liabilities......................       1,372        2,166
                                           -------------  -----------
    Total current liabilities..............       4,914        6,006

Long term liabilities                               976        1,165
                                           -------------  -----------
Total liabilities..........................       5,890        7,171
                                           -------------  -----------
Stockholders' equity:
  Common stock.............................          44           44
  Paid-in capital..........................      10,130       10,130
  Retained earnings........................      (2,000)      (2,017)
                                           -------------  -----------
    Stockholders' equity...................       8,174        8,157
                                           -------------  -----------
                                                $14,064      $15,328
                                           =============  ===========

ACTIONPOINT, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
(In thousands, except per share amounts)

                                         Three Months Ended
                                            March 31,
                                        -------------------
                                            2002      2001
                                        --------- ---------
Net revenues:
  License...............................  $3,797    $4,935
  Service...............................   1,995     1,660
                                        --------- ---------
Total revenues..........................   5,792     6,595

Cost of revenues:
  License...............................     218       175
  Service...............................     692       854
                                        --------- ---------
Cost of revenues........................     910     1,029
                                        --------- ---------
Gross profit                               4,882     5,566
                                        --------- ---------
Research and development................   1,241     1,683
Sales, general and administrative.......   3,637     4,233
                                        --------- ---------
Operating profit (loss).................       4      (350)

Interest and other income                     13        35
                                        --------- ---------

Pretax profit (loss)....................      17      (315)
Provision for income taxes..............   --        --
                                        --------- ---------
Net profit (loss).......................     $17     ($315)
                                        ========= =========

Basic and diluted EPS:                     $0.00    ($0.07)
                                        ========= =========

Shares used in EPS calculations            4,375     4,275

ii

First Quarter 2002 Conference Call

17 April 2002

[Introductory Remarks; Forward-Looking Statements Safe Harbor and Where To Find Additional Information]

Forward-Looking Statements

The following presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of ActionPoint. Forward-looking statements relating to expectations about future events or results are based upon information available to ActionPoint as of today's date. ActionPoint assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of ActionPoint or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while ActionPoint and Captiva have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary shareholder approvals or fail to satisfy any other conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of the two businesses; timely development, production and acceptance of the products and services contemplated by the proposed merger; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of ActionPoint and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of ActionPoint and the combined company to expand their operations; risks relating to litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of ActionPoint's periodic reports andother documents filed with the Securities and Exchange Commission, including, but not limited to, ActionPoint's report on Form 10-K for the fiscal year ended December 31, 2001, quarterly reports on Form 10-Q and current reports on Form 8-K, including the current report on Form 8-K filed on March 20, 2002.

Where You Can Find Additional Information

Call participants are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the merger, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by ActionPoint with the SEC at the SEC's Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained free of charge from ActionPoint.

In addition to the joint proxy statement/registration statement, ActionPoint files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by ActionPoint at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ActionPoint's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Steve Francis:

Thank you, Mike. I would like to welcome all of you to our first quarter earnings conference call. Thank you for your interest in ActionPoint. On today's call, I'll briefly summarize the first quarter results and our business trends, and then I will turn the call over to John Finegan to review the numbers in more detail. We'll conclude with a Q&A session.

We are happy with our first quarter results and excited to be able to report continued profitability in a quarter which is typically much softer than the preceding fourth quarter. As we discussed in our last earnings call, this seasonal revenue softness was compounded this year by higher expenses attributable to our largest trade show occurring in the first quarter rather than the second quarter as it usually does.

We believe that our sales initiatives continue to pay off in a business environment which remains softer than expected for enterprise software purchases. The result was revenue of $5.8 million, a 2% decline from last quarter's $5.9 million, and a 12% decline from revenues of $6.6 million in the first quarter of last year.

Operating expenses were up, as expected, to $4.9 million compared to $4.7 million last quarter, but remain substantially lower than the first quarter of last year at $5.9 million. We expect operating expenses to decline slightly next quarter.

Profit for the quarter was $17,000, less than a penny per share, compared to a profit of $307,000 or 7 cents per share last quarter. This quarter's profit compares to a loss of $315,000 or 7 cents per share in the first quarter of last year.

At this point I would like to turn the call over to our CFO, John Finegan, for a more detailed analysis of our quarterly financial results.

John Finegan:

Revenues for the first quarter were $5.8M. This is down 2% from the fourth and 12% from the first quarter of last year. Worth mentioning that last years revenues included $250k of Dialog Server revenues. This product line was sold in May, 2001.

Some of the metrics relating to revenues:

  The first quarter is typically a seasonally down quarter compared to the fourth quarter. The modest decline of 2% is less than the 18-22% we've experienced in the past couple of years.

  International revenues were 40% of total revenues, continuing the strong performance of the second half of last year

  A substantial portion of our InputAccel license revenues continue to come from existing customers, a metric indicative of the difficult selling environment as closing significant new deals has been very tough.

  Professional services and s/w maintenance revenues were a record $2.0M up 16% from the fourth quarter and 21% from the first quarter of 2001. These revenues represented 34% of total revenues. While not materially significant I should note that we've responded to some clarifications in GAAP accounting and now include reimbursable travel expenses for our professional service engagements as revenue, with a like amount also recorded as cost of revenues. In prior periods the reimbursements were recorded as offsets to the expenses. Total amount for this in the first quarter was $65,000.

Overall Gross margin for the quarter was 84%, down one percentage point from the fourth quarter as a result of mix. Product margin was 94% and Services margin 65% essentially unchanged from the fourth quarter and consistent with our expectations.

Expenses for the first quarter were $4.9M up approximately $200,000 from the fourth quarter, primarily as a result of spending associated with the AIIM show our largest industry trade show. Headcount at March 31 was 130, unchanged from year end. Expenses are down $1 million when compared to the first quarter of last year. This reduction largely attributable to reduced headcount and associated spending resulting from the sale of the Dialog Server product line in May, 2001. We expect a slight decline in overall expenses in the second quarter as we continue to monitor spending carefully so as to sustain profitability in this period of economic uncertainty.

We essentially broke even in the first quarter with net profit of $17,000; compared to profits of $307,000 in the fourth quarter and a loss of $316,000 in the first quarter of last year.

We ended March with a solid balance sheet. Cash was $8M, down about $300k from year-end. Outside advisory expenses associated with the pending merger with Captiva such as legal, accounting, and investment banking are carried on the balance sheet as prepaid expenses in the current asset section as these costs will be capitalized as part of the overall purchase price. These amounts total approximately $300,000 as of March 31. There is no debt and accounts receivable days sales outstanding at the end of the quarter were 65.

Steve Francis:

Thank you John.

Before I open the call to questions, I'd like to briefly address two other important topics.

The first is the status of our proposed merger with Captiva Software. ActionPoint and Captiva are working hard to bring the merger agreement to shareholder vote as soon as we can. We are almost ready to file an S-4 registration statement with the SEC in connection with the merger. It should be publicly available very shortly and will provide substantial additional information about the structure and details of the merger agreement. This is a challenging time as we continue to operate our business operations separately and focus on operating them at peak efficiency, while at the same time planning carefully how to integrate our business operations, including our employees, in the expected transition.

The second topic is the ongoing importance of our partners programs. Although the new InputAccel version 4.0 release which became available in December is very exciting, it is our resellers and technology partners which will continue to drive our success. This quarter, resellers were involved in over 80% of our new customer sales in North America, and we believe the strength of our reseller program contributes to our ongoing success. We also announced the support of Kodak's new i800 series scanners and the certification of impressive recognition technology from our partner A2iA. InputAccel remains the leading platform for delivering complete information capture solutions, and the strength of our technology partner offerings is a key factor in the increasing adoption of InputAccel as an enterprise standard by businesses and governments around the world.

At this point I'd like to open up the call to any questions.

Where You Can Find Additional Information

Investors and security holders of both ActionPoint and Captiva Software Corporation ("Captiva") are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by ActionPoint and Captiva with the SEC at the SEC's Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained free of charge from ActionPoint and Captiva.

In addition to the joint proxy statement/registration statement, ActionPoint files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by ActionPoint at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ActionPoint's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

Captiva and ActionPoint, their directors, executive officers and certain other members of their respective management and employees may be deemed to be participants in the solicitation of proxies from ActionPoint stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in ActionPoint's Form 10-K filed with the SEC on April 2, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from ActionPoint. Information regarding the participants may be obtained by calling Rick Russo, the Corporate Secretary of Captiva, at (858) 320-1007.